

July 31, 2023

Kimball Carr
Chief Executive Officer
Inspire Veterinary Partners, Inc.
780 Lynnhaven Parkway
Suite 400
Virginia Beach, VA 23452

>   **Re: Inspire Veterinary Partners, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed July 17, 2023**
>   **File No. 333-271198**

Dear Kimball Carr:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2023 letter.

Amendment No. 4 to Form S-1

Risk Factors
Our board of directors may designate. . ., page 23

1.   We refer to your revised statement that you anticipate Mr. Keiser will own 48.5% of the voting power and an economic interest in approximately 34.7% of your outstanding common stock immediately following the closing of the offering. We also note your revised statement that Mr. Keiser and certain other directors and affiliate will control a combined 39.3% of the voting power and an economic interest in approximately 28.9% of your outstanding common stock. Please revise, as this information does not appear to be consistent, and does not appear to be consistent with the information in the beneficial

ownership table.

Use of Proceeds, page 32

2.   In your response to comment 7 in your letter dated April 25, 2023, you indicated that there were no current planned or probable acquisitions of additional veterinary hospitals that required further consideration pursuant to Rule 8-04 of Regulation S-X. We note that the free writing prospectus filed on July 27, 2023, indicates there are three new locations under LOI, which will bring in an additional $6 million of annual revenue, which compares to your revenue for the year ended December 31, 2022 of $9.8 million. Please tell us what consideration you gave to the requirements of Rule 8-04 of Regulation S-X with regard to these three new locations.

3.   We note that you have filed a free writing prospectus on July 27, 2023 indicating that you have entered into letters of intent for three new locations. Please revise to identify the businesses and the status of your negotiations with respect to these acquisitions. Refer to Item 504 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 76

4.   We acknowledge your revised disclosures. Please also revise the narrative lead-in to the table to explain the number of shares outstanding that you are using, with respect to each of the following scenarios: before the offerings, after the primary offering, and after the secondary offering.

General

5.   We note that your amended and restated bylaws that you have filed includes an exclusive forum provision. Please revise your prospectus to clearly and prominently describe this provision, including the forum for litigation. In addition, please add a risk factor to describe the risks of such a provision, including that there may be increased costs for stockholders to bring a claim and that the provision can discourage or limit investors' ability to bring a claim in a judicial forum that they find favorable. Please also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Kimball Carr
Inspire Veterinary Partners, Inc.
July 31, 2023
Page 3

      You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Dorrie Yale at 202-551-8776 with any other questions.

                                                   Sincerely,

                                                   Division of Corporation Finance
                                                   Office of Industrial Applications and Services

cc: Joe Laxague, Esq.